                                          Filed by: The Colonial BancGroup, Inc.
                                                            Pursuant to Rule 425
                                                under the Securities Act of 1933

     On November 30, 2001, The Colonial BancGroup, Inc. issued the following press release:

For more information contact:
Colonial BancGroup
Flake Oakley (334) 240-5061

                          COLONIAL BANCGROUP ANNOUNCES
                             ACQUISITION IN DALLAS

     MONTGOMERY, AL - Colonial BancGroup Chairman and CEO Robert E. Lowder announced today that it has entered into a definitive agreement to merge First Mercantile Bank, N.A., headquartered in Dallas, into Colonial Bank. First Mercantile will become a part of Colonial's Texas Region also headquartered in Dallas. The transaction will be a stock for stock exchange at a fixed exchange ratio of 3.49 shares of Colonial stock for each share of First Mercantile stock, subject to certain market pricing of Colonial's stock, resulting in a total value of approximately $67 million and will be accounted for as a "purchase" transaction. As of October 31, 2001, First Mercantile had $349.5 million in assets and operated four offices in Dallas and one in Austin.

          Colonial is pleased to be expanding its presence in the high growth area of Dallas. The Dallas/Forth-Worth area had the third largest population increase nationally during the 1990-2000 decade, adding more than 849,000 residents and is expected to lead the nation in both employment and population growth through at least 2005. This merger will also initiate Colonial's entry into the Texas capital of Austin bringing Colonial's franchise in the state to over $600 million in assets with eight banking offices.

          "We are excited about this new opportunity," said Mr. Lowder. "We are pleased that First Mercantile Chief Executive Officer, Roy Salley, will join our management team and serve as CEO of Colonial's Texas Region. The First Mercantile board of directors will also be combined with our existing Dallas Region Board. The First Mercantile is a bank with a strong management team with many years of experience in the Dallas and Austin markets."

          "This transaction presents a great opportunity for First Mercantile's employees, customers and shareholders to align ourselves with a bank that believes in the same service principles that we have had since our inception," said Mr. Salley. "With the financial strength of Colonial Bank we can be a real force in the Dallas and Texas banking community."

          Completion of the transaction with First Mercantile is subject to approval by various regulatory agencies and First Mercantile shareholders. SAMCO Capital markets based in Dallas served as Financial advisor to First Mercantile.

          Colonial BancGroup is a multi-state bank holding company headquartered in Montgomery, Alabama with assets of $13 billion operating 259 offices in Alabama, Florida, Georgia, Tennessee and Texas. It is traded on the New York Stock Exchange under the symbol CNB. In most newspapers the stock is listed as ColBgp.

In connection with the proposed merger of Mercantile Bancorp, Inc. into The Colonial BancGroup, Inc., Colonial will file a registration statement on Form S-4 with the Securities and Exchange Commission. Colonial urges all shareholders of Mercantile Bancorp to read the registration statement, including the final proxy statement-prospectus that will be a part of the registration statement, because it will contain important information about the proposed merger. After the registration statement is filed with the SEC, it will be available for free, both at the SEC's web site at www.sec.gov and from Mercantile Bancorp's and Colonial's respective corporate secretaries.